September 28, 2018

Nicholas A. Petruska
Executive Vice President, Chief Financial Officer and Secretary
Hennessy Capital Acquisition Corp. III
3845 North Pine Way
Suite 110
Wilson, WY 83014

       Re: Hennessy Capital Acquisition Corp. III
           Revised Preliminary Proxy Statement
           Filed September 5, 2018
           File No. 1-38119

Dear Mr. Petruska:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing and
                                                           Construction